

January 24, 2013

<u>Via E-mail</u>
Mr. Marc Wexler
Chief Executive Officer
Be Active Holdings, Inc.
220 West 30th Street, 2nd Floor
New York, New York 10001

> **Re:** **Be Active Holdings, Inc.**
> **Form 8-K**
> **Filed January 15, 2013**
> **File No. 333-174435**

Dear Mr. Wexler:

Our preliminary review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. In particular, we note the following:

<u>Item 2.01</u>

<u>The Merger, page 4</u>

1. It appears that there may be a change in independent accountant associated with the reverse merger and recapitalization described in your filing. If applicable, please revise to comply with Item 4.01 of Form 8-K and provide all of the disclosures required by Item 304 of Regulation S-K.

<u>Exhibit 99.1</u>

2. Please amend your filing to include audited financial statements as of and for the fiscal years ended December 31, 2011 and 2010 including a report from your independent registered public accounting firm covering the financial statements for these periods to comply with Rule 8-02 of Regulation S-X.

<u>Exhibit 99.3</u>

3. Please revise your pro forma financial statements to comply with Rule 8-05 of Regulation S-X. In this regard, it appears that you should provide pro forma statements of operations for the fiscal year ended December 31, 2011 and the interim period ended September 30, 2012 and a pro forma balance sheet as of September 30, 2012.

We will not perform a detailed examination of the filing at this time and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

We suggest that you consider filing a substantive amendment to correct the deficiencies. We may have further comments if you file such amendment.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief